UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40533

Dingdong (Cayman) Limited

Building 1, 56 Fanchang Road

Shanghai, 201201

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit 99.1 – Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DINGDONG (CAYMAN) LIMITED

By:	/s/ Changlin Liang
Name:	Changlin Liang
Title:	Director and Chief Executive Officer

Date: September 8, 2023

Exhibit 99.1

Dingdong Announces the Change of Director

SHANGHAI, Sept. 8, 2023 /PRNewswire/ -- Dingdong (Cayman) Limited ("Dingdong" or the "Company") (NYSE: DDL), a leading fresh grocery e-commerce company in China, today announced the appointment of Mr. Song Wang, the Senior Vice President, as the director of the Company effective from September 30, 2023. Mr. Wang is currently primarily responsible for managing the Company's finances and investor relationship affairs.

With nearly 17 years of experience in China's consumer and retail industry, Mr. Song Wang is no doubt an industry veteran with deep insights of the sector the Company competes in. Prior to joining the Company, Mr. Wang worked in a handful of China's leading e-commerce and new retail companies, endorsed by Alibaba (NYSE: BABA and HKEX: 9988). He served as the financial director of Ele.me, the chief financial officer of Lianhua Supermarket (HKEx: 0980), and head of the finance department of Hema Fresh. Prior to that, Mr. Wang worked in finance department of several companies, managing and running their finance activities. He served as the senior financial director of Yiguo E-Commerce, the head of Financial Shared Service Center of Yihai Kerry (more commonly known as Jinlongyu, SZSE: 300999), and the financial manager of Huawei Technologies. Mr. Wang holds a bachelor's degree in management from Tiangong University.

Mr. Wang stated: "I am thrilled to serve as a director of Dingdong, and believe Dingdong is well positioned for continued growth in the fresh grocery e-commerce sector during an opportune time. I will work closely with our strong team of dedicated professionals to execute on our business strategy."

"We are pleased to have Mr. Wang as a board member. I firmly believe Mr. Wang will bring a wealth of financial expertise to our already strong management team and these skills will serve our investors well," commented Mr. Changlin Liang, the Chairman and Chief Executive Officer of the Company.

The company also announced that Ms. Le Yu, a director and Chief Strategy Officer of the Company, has tendered her resignation to step down from her current positions due to personal reasons. Ms. Yu's resignation will be effective from September 30, 2023. Ms. Yu's resignation was not the result of any dispute or disagreement with the Company or the Board of Directors of the Company (the "Board") or any matter relating to the operation, policies or practices of the Company. Ms. Yu will remain with the Company in an advisory role to the Board.

"On behalf of the Company and the Board, I would like to express our sincerest gratitude to Ms. Le Yu, for her tremendous contributions and invaluable service since joining the Company in 2015," commented Mr. Changlin Liang, Chairman and CEO of Dingdong, "we wish her the best of success in her future endeavors."

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in China, with sustainable long-term growth. We directly provide users and households with fresh produce, prepared food, and other food products through a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers' evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be Chinese families' first choice for food shopping.

For more information, please visit: https://ir.100.me.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "confident," "potential," "continue," or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong's strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its interim and annual reports to

Exhibit 99.1

shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong's goals and strategies; Dingdong's future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery ecommerce market in China; Dingdong's expectations regarding demand for and market acceptance of its products and services; Dingdong's expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong's industry; and relevant government policies and regulations relating to Dingdong's industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

CONTACT: For investor inquiries, please contact: Dingdong Fresh, ir@100.me